SECURIT[barcode]SSION

05039731

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SEC FILE NUMBER
8 - 46623

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Williams Capital Group, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fith Avenue - 10th Floor
(No. and Street)

New York, NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 01 2005 PROCESSING SECTION WASH. D.C. 179

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER J. WILLIAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Williams Capital Group, L.P., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public - State of Nevada
County of Clark
STEPHANIE BROSMAN
My Appointment Expires
February 1, 2007
No: 03-79794-1

Stephanie Brosman 2-24-05
Notary Public

Signature
CHRISTOPHER J. WILLIAMS
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE WILLIAMS CAPITAL GROUP, L.P.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

THE WILLIAMS CAPITAL GROUP, L.P. AND SUBSIDIARIES

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners of
The Williams Capital Group, L.P.

We have audited the accompanying consolidated statement of financial condition of The Williams Capital Group, L.P. and Subsidiaries as of December 31, 2004. This consolidated statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Williams Capital Group, L.P. and Subsidiaries as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 21, 2005

THE WILLIAMS CAPITAL GROUP, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS		
Cash	$	10,471,385
Securities owned		109,858,191
Securities owned, pledged at market value		109,183,190
Securities held for investment		165,103
Receivable from clearing broker, including clearing deposit of $250,000		703,792
Underwriting fees receivable		1,306,655
Property and equipment		405,784
Security deposits		643,690
Other assets		1,711,146
	$	234,448,936
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Securities sold under agreements to repurchase	$	109,183,190
Accounts payable and accrued expenses		1,568,914
Payable to clearing broker		110,105,683
Total liabilities		220,857,787
Liabilities subordinated to claims of general creditors		8,000,000
Partners' capital		5,591,149
	$	234,448,936

See accompanying notes to consolidated financial statements.

1. Nature of operations

The Williams Capital Group, L.P. (the "Partnership") is a Delaware limited partnership. The Partnership is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member the National Association of Securities Dealers, Inc. The Partnership's primary business is securities brokerage and execution for institutional investors in equities and fixed income securities, and underwriting and trading of equity and fixed income securities.

Williams Capital International Limited, a wholly owned subsidiary of the Partnership, organized in the United Kingdom, conducts securities brokerage and trading activities. Williams Capital International Limited is a member of the Financial Services Authority.

Williams Capital Management, LLC, a wholly owned subsidiary of The Williams Capital Group, L.P., is a registered investment advisor organized in January 2002, in the State of Delaware. It conducts investment advisory services for U.S. and non U.S. institutional investors. Williams Capital Management, LLC has a 50% ownership interest in EH Williams Capital Management LLC and a 35% ownership interest in Williams Equity Investors, LLC. Williams Equity Investors, LLC has a 50% ownership interest in Cordova, Smart & Williams, LLC.

The Williams Capital Employee Participation Fund, LLC is a wholly owned subsidiary of the Williams Capital Group, L.P. Contributions to this Fund will be based on the financial performance of the Partnership and will be available to pay cash bonuses to eligible employees.

2. Summary of significant accounting policies

Basis of Presentation

The consolidated financial statements include the accounts of the Partnership and its wholly-owned and majority-owned subsidiaries (collectively the "Company'). The Partnership is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment banking, and its subsidiaries are additionally involved in investment advisory, and venture capital businesses. All intercompany balances and transactions are eliminated in consolidation.

Securities Owned

Securities owned are carried at market value and are comprised primarily of commercial paper and government securities. The market valuations are provided by the Partnership's clearing broker.

Securities Owned, Pledged

Securities which can be sold or rehypothecated by the holder are classified as pledged securities owned. Approximately $109,000,000 of securities owned have been lent under a securities lending agreement, and have been reclassified accordingly.

2. Summary of significant accounting policies (continued)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	5 years	Straight-line
Leasehold improvements	lease term	Straight-line
Office and other equipment	3 years	Straight-line

Security Deposits

The security deposits are comprised of cash and certificates of deposit which collateralized letters of credit held by the lessor.

Deposit with Clearing Broker

Deposit with clearing broker is comprised of cash held by the Partnership's clearing broker.

Securities Sold Under Agreements to Repurchase

Securities loaned transactions are reported as collateralized financings. The Partnership engages in overnight financing transactions under which it receives cash and delivers securities and other collateral.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Commission Income

Commission income and related expenses are recorded on a trade-date basis.

Underwriting Fees

Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Foreign Currency Transaction

Assets and liabilities from operations with a functional currency other than the U.S. dollar are translated at the year-end rate of exchange, while the statement of operations is translated at average rates for the year. Translation gains and losses are included in other comprehensive income.

2. Summary of significant accounting policies (continued)

Allocation of Profit and Loss

Net gains and losses of the Partnership are allocated to the partners in proportion to each partner's respective ownership percentage. At December 31, 2004, the general partner owned 9.90% of the Partnership and 90.10% was owned by limited partners.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Stock-Based Compensation

The Partnership follows SFAS No. 123 "Accounting for Stock-Based Compensation." The provisions of SFAS No. 123 allow companies to either expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in APB Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") but disclose the pro forma effect on net income (loss) had the fair value of the options been expensed. The Partnership has elected to continue to apply APB 25 in accounting for its stock option incentive plans.

Had compensation expense for the Partnership's options been determined based on the fair value at the grant dates in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Partnership's net loss for the year ended December 31, 2004 would not be materially different from net loss as reported in the consolidated statement of operations.

3. Securities held for investment

The Partnership values investments in securities for which there is no ready market at fair value as determined by the Partnership's management. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

4. Related party transactions

The general partner of the Partnership is The Williams Capital Group, Inc., whose stockholder was a 54.21% limited partner in the Partnership at December 31, 2004. The stockholder of the general partner is also a salaried employee of the Partnership.

5. Property and equipment

Details of property and equipment at December 31, 2004 are as follows:

Office equipment	$	992,672
Leasehold improvements		947,068
Furniture and fixtures		431,234
		2,370,974
Less accumulated depreciation		(1,965,190)
	$	405,784

6. Liabilities subordinated to claims of general creditors

The Partnership entered into a $13,000,000 subordinated revolving credit agreement with one of its limited partners under which the outstanding borrowings mature in April 2005. At December 31, 2004, the Partnership had $8,000,000 outstanding under this facility. During the year ended December 31, 2004 the Partnership paid approximately $1,094,000 in interest on the subordinated debt. The note bears interest at an effective annual rate of prime (5% at December 31, 2004) plus 1% per annum.

7. Benefit plan

The Partnership sponsors a 401(k) defined contribution plan (the "Plan"). All full-time employees become eligible for the Plan upon completion of three months of service and reaching the age of twenty-one. Employees may elect to contribute up to 15% of their annual salary up to a maximum of $13,000 in calendar year 2004. The Partnership does not make a matching contribution.

8. Net capital requirements

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn of cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Partnership's net capital was approximately $8,902,000 which was approximately $8,652,000 in excess of its minimum requirement of approximately $250,000.

9. Off-balance sheet risk

Pursuant to its clearance agreements, the Partnership introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Partnership has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the clearing brokers monitor collateral on the customers' accounts.

Amounts receivable from clearing brokers may be restricted to the extent that they serve as collateral for securities sold short. Amounts payable to brokers represent margin borrowings that are collateralized by certain marketable securities.

10. Income taxes

Federal and state income taxes have not been provided in the accompanying consolidated financial statements as the partners are individually liable for their share of federal and state income tax liabilities.

However, the Partnership is subject to a 4% New York City Unincorporated Business Tax which has been provided and is included in the consolidated statement of operations.

11. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

12. Commitments

The Partnership has entered into non-cancelable leases for office facilities, which contain provisions for rent escalations based on increases in certain costs incurred. Aggregate minimum future rental payments are approximately as follows:

Year ending December 31,		
2005	$	1,012,000
2006		835,000
2007		448,000
2008		193,000
Total minimum future rental payments	$	2,488,000

13. Fair value of financial instruments

Management estimates that the fair value of the financial instruments recognized on the consolidated statement of financial condition (including deposits, securities owned, receivables, payables and accrued expenses) approximates their carrying value as such financial instruments are either carried at fair value or are short-term in nature and there has been no substantial change in the creditworthiness of the counterparties.

14. Concentrations of credit risk

In the normal course of business, the Partnership customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

15. Option plan

The Partnership has granted to certain key employees non-qualified options to purchase units of partnership interest. The options are exercisable upon an occurrence of a liquidity event (i.e. sale of Partnership Interests), or at any time with the General Partner's written consent up to the number of units which the General Partner permits.

Valuation of the options were based upon the book value of the Partnership, at the time of grant. As such outstanding options have exercise prices ranging from $.03 to $1.14.

Options are forfeited the date of the option holder's employment with the Partnership has been terminated. A summary of the Partnership's option activity follows:

	December 31, 2004	
	Number of Units Outstanding	Weighted Average Exercise Price
Beginning of year	381,380	$ 0.70
Forfeitures	15,580	1.14
End of year	365,800	$ 0.68

15. Option plan (continued)

The following table summarizes information about options outstanding at December 31, 2004:

Exercise prices	Number of Units Outstanding	Weighted Average Exercise Price
\$.03 - \$.78	187,500	$ 0.24
1.14	178,300	1.14
	365,800	

16. Litigation

The Partnership has been named as a defendant in a lawsuit against a number of securities dealers. While the outcome of this lawsuit cannot be predicted at this time with certainty, it is the opinion of management that the outcome will not have a material adverse effect on the financial position or operations of the Partnership.